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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                                (AMENDMENT NO. 3)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                           DETROIT DIESEL CORPORATION
                            (Name of Subject Company)

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                           DETROIT DIESEL CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    250837101
                      (CUSIP Number of Class of Securities)

                              JOHN F. FARMER, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                           DETROIT DIESEL CORPORATION
                             13400 OUTER DRIVE, WEST
                          DETROIT, MICHIGAN 48239-4001
                            TELEPHONE: (313) 592-5000
       (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)



/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No. 3 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the "SEC") on July 31, 2000 (as previously amended by Amendment Nos. 1 and 2 filed with the SEC on August 10, 2000 and September 5, 2000, respectively) related to the tender offer by Diesel Project Development, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of DaimlerChrysler North America Holding Corporation, a Delaware corporation ("DCNA") and a wholly owned subsidiary of DaimlerChrysler AG, a German Aktiengesellschaft ("DaimlerChrysler AG"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Detroit Diesel Corporation, a Delaware corporation ("Detroit Diesel"), at $23.00 per share, net to the seller in cash (less any required withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated July 31, 2000, as amended by Amendment Nos. 1 through 4 to Schedule TO filed with the SEC on August 10, 2000, August 21, 2000, August 28, 2000 and September 12, 2000 respectively, and in the related Letter of Transmittal.

The purpose of this Amendment is to (1) reflect DaimlerChrysler AG's extension of the expiration dated of the tender offer, as reflected in Amendment No. 4 to the Schedule TO filed with the SEC by DaimlerChrysler AG on September 12, 2000, which is incorporated herein by reference in its entirety, and (2) inform stockholders of litigation concerning the tender offer.

ITEM 8.  ADDITIONAL INFORMATION.

         Pursuant to Amendment No. 4 to the Schedule TO filed with the SEC by DaimlerChrysler AG on September 13, 2000, Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

                  On September 12, 2000, DCNA announced that it extended the Offer to 5:00 p.m., New York City time, on Monday, September 25, 2000. A copy of the press release containing such announcement is filed as Exhibit
     (a)(10) to the Schedule TO and is incorporated herein by reference.

         Detroit Diesel has become aware of litigation filed with respect to the Offer. A copy of the complaint is filed as Exhibit (a)(19) and incorporated herein by reference.

ITEM 9.  EXHIBITS.

The exhibit list appearing under Item 99 of the Schedule 14D-9 is amended by inserting in appropriate order new items (a)(18) and (a)(19) as follows:

     (a)(18)      Press Release, dated September 12, 2000.*
     (a)(19) Complaint filed in the Court of Chancery for the State of Delaware, Newcastle County, dated September 11, 2000.

Item 9 is further amended by amending and restating footnote * appearing under the exhibit table of the Schedule 14D-9 as follows:



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     *   Incorporated by reference to the Schedule TO filed by DCNA and the
         Purchaser on July 28, 2000, as amended by Amendment No. 1 to Schedule TO filed by DCNA and the Purchaser on August 10, 2000, Amendment No. 2 to Schedule TO filed by DCNA and the Purchaser on August 21, 2000, Amendment No. 3 to Schedule TO filed by DCNA and the Purchaser on August 28, 2000 and Amendment No. 4 to Schedule TO filed by DCA and the Purchaser on September 12, 2000.



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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Solicitation/Recommendation Statement on Schedule 14D-9 is true, complete and correct.

                               DETROIT DIESEL CORPORATION


                               By:    /s/ Robert E. Belts
                                  --------------------------------------------
                                   Name:  Robert E. Belts
                                   Title: Senior Vice President-Finance and
                                           Chief Financial Officer

Dated: September 20, 2000


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